Rise Companies Corp.

11 Dupont Circle NW

9th Floor

Washington, DC 20036

VIA EDGAR

May 16, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010
Attn: Nana McLean

Re:	Fundrise Development eREIT, LLC (the “Company”) Offering Statement on Form 1-A (the “Offering Statement”) filed May 3, 2022

File No. 024-11873

Dear Ms. McLean:

We filed the above-referenced Offering Statement on Form 1-A on May 3, 2022. Pursuant to Rule 461 under the Securities Act of 1933, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on May 17, 2022 at 4:00 PM, or as soon thereafter as is reasonably practicable.

Very truly yours,

/s/ Bjorn Hall
Bjorn Hall

cc:	Mark Schonberger, Esq.